Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

30 June 2017

Quarterly Activities Report for the quarter ended 30 June 2017

HIGHLIGHTS

•                       Revised BREVAGenplus® commercial strategy attracting wider market interest

•                       Achieved 64% samples growth for the quarter

•                       Executed investigator initiated research Agreement with The Ohio State University

•                       Advanced development of colorectal cancer risk assessment test

•                       Maintained strong cash position with $11 .0M in cash

Melbourne, Australia, 27 July 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a molecular diagnostics company focused on cancer risk assessment, and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for non-hereditary breast cancer, is pleased to provide its Quarterly Activities Report for the period ending 30 June 2017, together with the attached Appendix 4C.

“I’m particularly pleased with the progress achieved across the commercial and product development fronts. Our product repositioning and conversion to a direct self-pay program for BREVAGenplus has already produced results in terms of setting the stage for wider market adoption, and our development program for a colorectal risk assessment test and the new research initiative with The Ohio State University speak to our continued conviction to enhance our pipeline of SNP-based cancer risk assessment products,” commented Eutillio Buccilli, Executive Director and Chief Executive Officer of Genetic Technologies.

Commercial and Financial Snapshot

Test samples received for the quarter were 265, including 140 tests issued to the Ohio State University (as part of the investigator initiated research Agreement), compared to 162 in the previous quarter (Q3 FY17). For the full year 2017, 1,035 test samples were received compared with the previous corresponding period (PCP) of 1,184 tests, representing a year on year decrease of 12.6%.

Total cash receipts from customers during the quarter ended 30 June 2017 were $147k, compared to $195k in the previous quarter, taking the figure to $704k for the full year ended on that date, compared to $1,187k in the PCP.

Operational cash spend for the full year 2017 was $7.8M, $1.4M less than the previous corresponding period of $9.2M and $5.4M less than the full year 2015 spend of $13.2M, representing a reduction in annual cash spend of 15% and 41% respectively.

In April 2017, the Company received $260k for ongoing eligible research and development expenditure under the Australian Governments R&D Tax Incentive program.

As at 30 June 2017, the Company had $11.0M in cash.

BREVAGenplus Marketing Update

Product repositioning and transition to direct self-pay program laying the foundation for wider market adoption

As reported last quarter, the Company has completed the commercial repositioning and repricing of BREVAGenplus, and in the process has refined its marketing strategy. As further reported, effective 1 April 2017, the Company commenced transitioning from a traditional reimbursement system, through insurance providers, to a direct patient self-pay program, with a new list price of USD $349.00 per test.

Genetic Technologies is pleased to report that market feedback to date suggests that the self-pay program is being well received by primary care providers. The market is beginning to recognise the

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benefits of the BREVAGenplus model and more importantly has indicated the need for a breast cancer risk assessment tool that can be readily administered during a wellness visit. Historically, healthcare providers are challenged with the implementation of any breast cancer risk assessment tool, including algorithmic models. The challenge primarily exists in the time necessary to implement a new test in an already time sensitive preventive patient examination visit that offers a relatively low reimbursement benefit.

It is with this in mind, that the next stage of the Company’s commercial efforts will be focused on creating an ease of product use protocol that, at a minimum, will maintain the efficiency of a healthcare provider’s daily routine. Inherent with the go-forward marketing plan, is to ensure healthcare providers and patients are supplied with consultation tools to alleviate time restraints associated with administering each test.

BREVAGenplus includes medical management that recommends medical risk reduction and lifestyle changes if a patient’s results indicate high risk. Although a primary care provider may prescribe medical risk reduction, most primary care providers are requesting a referral site for patients receiving a high risk score. Whether breast surgeon, oncologist or breast centre, the referral site can properly examine and better consult the patient. The approval and acceptance of BREVAGenplus by the referral site represents the completion of the patient management model. With the referral site in place, the primary care provider is in a position to confidently recommend BREVAGenplus to their patient population that qualify, and refer all high risk patients to their preferred specialist.

Therefore, in addition to provider office practice efficiency, the Company is addressing the need for commitment from the high risk centres and specialists. Multiple high risk centres have been updated on the benefits of BREVAGenplus and they in turn have expressed interest or committed to accepting high risk patient referrals from their respective primary care providers. The Company will continue to build this paradigm in the markets currently served by its commercial staff.

Product Development Pipeline Update

Colorectal cancer risk assessment test

On the 29 November 2016, Genetic Technologies announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development and commercialisation of a novel colorectal cancer (CRC) risk assessment test.

The core technology behind this test was developed by Professor Mark Jenkins and his research team at the University’s Centre for Epidemiology and Biostatistics. Results from preliminary modelling studies were first published online in Future Oncology on 1 February 2016, in a Paper entitled “Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening,” 2016 Feb: 12(4), 503-13. This simulated case-control study of 1 million patients indicated that a panel of 45 known susceptibility SNPs can stratify the population into clinically useful CRC risk categories. A scientific validation study supporting this work has been recently completed by the University. Genetic Technologies will update the market further once the research findings have been published in scientific literature and are available in the public domain. While the terms of the Agreement are confidential, the Company is pleased to report that this is an important first milestone in the development of a new CRC risk assessment test.

The CRC risk assessment test is intended to help identify patients at high risk for CRC who should be subjected to intensive screening, ultimately reducing the risk of occurrence and death from the disease. Those identified as low risk of CRC can be spared expensive and invasive screening, thereby preventing adverse events and unjustified expenses. The commercial launch of the CRC risk assessment test has the potential to provide a significant health benefit by improving existing screening modalities and compliance among patients most at risk of developing CRC. Risk stratification would also likely influence the age a patient will start screening and the frequency.

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Excluding skin cancers, CRC is the third most common cancer diagnosed in both men and women in the U.S. representing an overall lifetime risk of about 1 in 20 (5%). CRC is also the third leading cause of cancer-related deaths in the U.S. when men and women are considered separately, and the second leading cause when both are combined. As with breast cancer, early diagnosis is key as the majority of CRC cases are preventable by early detection and removal of precancerous polyps. According to the American Cancer Society, when diagnosed at an early stage (before the disease has spread outside the colon), the relative 5-year survival rate for CRC is 92% and 87% for rectal cancer, while the respective survival rate for late stage (metastatic) disease is much lower, at 11% and 12%, respectively.

More detail regarding colorectal cancer risk assessment test can be found in the Company’s announcement dated 29 November 2016.

Investigator initiated research Agreement with The Ohio State University

On 15 June 2017, Genetic Technologies executed a Clinical Study Agreement with The Ohio State University, Technology Commercialisation Office and Division of Human Genetics. This is an “investigator-initiated” study in which Genetic Technologies was approached to be the collaborating partner, reflecting the growing awareness of the Company’s expertise in SNP-based risk assessment.

The terms and conditions of the Agreement are confidential however; Genetic Technologies will supply novel SNP-based genotyping for a clinical research study, through its CLIA laboratory facility, on a fee for service basis. The Company will be responsible for the development and validation of the new assay, although the fundamental technology is similar to the BREVAGenplus test and will fit synergistically into the Company’s existing infrastructure and processes. Importantly, if the first phase of the study is successful, several other major genetics centres in the U.S. have expressed an interest in joining the study. This collaborative study provides two tangible benefits for the Company:

(i)                                     engagement and collaboration with high profile cancer genetics researchers in the U.S. who are at the forefront of risk assessment research; and

(ii)                                  the resulting data can be used to inform the design of future pipeline products

As with the exclusive worldwide license agreement with The University of Melbourne for the development and commercialisation of a novel colorectal cancer risk assessment test, this Agreement represents another milestone for the Company as it seeks to diversify its product pipeline and become a key player in the SNP-based cancer risk assessment landscape.

Clinical Studies and Peer-Review Publication Update

The Company’s transition from a traditional reimbursement system through insurance providers, to a direct patient self-pay program has enabled the de-emphasis of clinical utility studies designed to achieve reimbursement coverage through the private insurers. With the realignment of the product to USPSTF guidelines on risk reduction, the output of two questionnaire-based clinical studies, which commenced in Q4 FY16, is being re-evaluated in light of the product change, and is likely to be combined with data from other studies for publication purposes.

Signed on behalf of Genetic Technologies Limited

Date: 27 July, 2017
Eutillio Buccilli
Executive Director and Chief Executive Officer

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Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

+Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)

17 009 212 328	30 JUNE 2017

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000

1.	Cash flows from operating activities

1.1	Receipts from customers	147	704

1.2	Payments for

	(a) research and development	(19)	(161)

	(b) product manufacturing and operating costs	(52)	(278)

	(c) advertising and marketing	(308)	(966)

	(d) leased assets	—	—

	(e) staff costs	(836)	(3,987)

	(f) administration and corporate costs	(661)	(2,425)

1.3	Dividends received (see note 3)	—	—

1.4	Interest received	8	39

1.5	Interest and other costs of finance paid	—	—

1.6	Income taxes paid	—	—

1.7	Government grants and tax incentives	260	260

1.8	Other (provide details if material)	—	—

1.9	Net cash from / (used in) operating activities	(1,461)	(6,814)

2.	Cash flows from investing activities

2.1	Payments to acquire:

	(a) property, plant and equipment	(33)	(235)

	(b) businesses (see item 10)	—	—

	(c) investments	—	—

+ See chapter 19 for defined terms
1 September 2016

Year to date
		Current quarter	(3 months)
Consolidated statement of cash flows		$A’000	$A’000
	(d) intellectual property	—	—

	(e) other non-current assets	—	—

2.2	Proceeds from disposal of:

	(a) property, plant and equipment	3	52

	(b) businesses (see item 10)	—	—

	(c) investments	—	—

	(d) intellectual property	—	—

	(e) other non-current assets	—	—

2.3	Cash flows from loans to other entities	—	—

2.4	Dividends received (see note 3)	—	—

2.5	Other (provide details if material)	—	—

2.6	Net cash from / (used in) investing activities	(30)	(183)

3.	Cash flows from financing activities

3.1	Proceeds from issues of shares	—	8,050

3.2	Proceeds from issue of convertible notes	—	—

3.3	Proceeds from exercise of share options	—	—

3.4	Transaction costs related to issues of shares, convertible notes or options	—	(940)

3.5	Proceeds from borrowings	—	—

3.6	Repayment of borrowings	—	—

3.7	Transaction costs related to loans and borrowings	—	—

3.8	Dividends paid	—	—

3.9	Other (provide details if material)	—	—

3.10	Net cash from / (used in) financing activities	—	7,110

4.	Net increase / (decrease) in cash and cash equivalents for the period

4.1	Cash and cash equivalents at beginning of quarter/year to date	12,449	11,180

4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,461)	(6,814)

4.3	Net cash from / (used in) investing activities (item 2.6 above)	(30)	(183)

4.4	Net cash from / (used in) financing activities (item 3.10 above)	—	7,110

			Year to date
		Current quarter	(12 months)
Consolidated statement of cash flows		$A’000	$A’000
4.5	Effect of movement in exchange rates on cash held	30	(305)

4.6	Cash and cash equivalents at end of quarter	10,988	10,988

		Current quarter	Previous quarter
		$A’000	$A’000
5.	Reconciliation of cash and cash equivalents
at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts

5.1	Bank balances	10,988	12,449

5.2	Call deposits	—	—

5.3	Bank overdrafts	—	—

5.4	Other (provide details)	—	—

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	10,988	12,449

Current quarter
$A’000
6.	Payments to directors of the entity and their associates

6.1	Aggregate amount of payments to these parties included in item 1.2	154

6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—

6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

The amount included at Items 6.1 & 6.2 include $154,132 paid to Directors during the quarter in respect of fees and superannuation.

Current quarter
$A’000
7.	Payments to related entities of the entity and their associates

7.1	Aggregate amount of payments to these parties included in item 1.2	—

7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—

7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

		Total facility amount	Amount drawn at
		at quarter end	quarter end
		$A’000	$A’000
8.	Financing facilities available
Add notes as necessary for an understanding of the position

8.1	Loan facilities	—	—

8.2	Credit standby arrangements	—	—

8.3	Other (please specify) — Credit Card	306	12

8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

Credit card facilities:

1.         Secured - Bank of America, $156,000 facility with interest at 10.00% p.a.

2.         Unsecured -National Australia Bank, $150,000 facility with interest at 12.65% p.a.

		$A’000
9.	Estimated cash outflows for next quarter

9.1	Research and development	970

9.2	Product manufacturing and operating costs	85

9.3	Advertising and marketing	387

9.4	Leased assets	—

9.5	Staff costs	1,464

9.6	Administration and corporate costs	892

9.7	Other (provide details if material) — Plant & Equipment	33

9.8	Total estimated cash outflows	3,831

		Acquisitions	Disposals
10.	Acquisitions and disposals of business entities
(items 2.1(b) and 2.2(b) above)

10.1	Name of entity	—	—

10.2	Place of incorporation or registration	—	—

10.3	Consideration for acquisition or disposal	—	—

10.4	Total net assets	—	—

10.5	Nature of business	—	—

Compliance statement

1                           This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                           This statement gives a true and fair view of the matters disclosed.

Sign here:		Date: 27 July 2017
Company secretary

Print name:	Kevin Fischer

Notes

1.                        The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                        If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.                        Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.